[McMoRan Exploration Co. Letterhead]

August 15, 2007

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Garrett Johnston H. Roger Schwall Carmen Moncada-Terry

Re:          McMoRan Exploration Co. (“McMoRan”)
Registration Statement on Form S-3 filed July 11, 2007
File No. 333-144496

Ladies and Gentlemen:

We are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile on August 7, 2007, regarding McMoRan’s Registration Statement on Form S-3 filed on July 11, 2007. We have reproduced below the full text of the Staff’s comments in italics, which are followed by our responses.

General

Comment 1:  Please be advised that we will not be in a position to consider a request for accelerated effectiveness of the Form S-3 until all outstanding accounting comments have been addressed.

Response 1:  McMoRan understands that the Commission will not be in a position to consider a request for accelerated effectiveness of the Form S-3 until all outstanding accounting comments have been addressed.

Form 10-K for the Year Ended December 31, 2006

Statements of Cash Flows, page 67

 Comment 2:  Please remove the subtotal related to the net (increase) decrease in working capital reflected as a reconciling item within operating activities in your statements of cash flows. Such presentation is not provided for in SFAS 95.

Response 2:   McMoRan will comply with this comment in future filings by revising our presentation to eliminate the line item titled “(Increase) decrease in working capital.” Please note that we recently complied with this comment in our filing of the Quarterly Report on Form 10-Q for the period ended June 30, 2007, filed on August 9, 2007.

Securities Exchange Commission
August 15, 2007

Comment 3:    We note that you have presented changes in restricted cash outside of operating, investing, and financing activities. When restricted cash is presented separately in the balance sheet, it should not be included in cash and cash equivalents in the statement of cash flows. In addition, all cash flows must be presented as either an operating, investing, or financing activity.  Please revise or advise.

Response 3:   McMoRan will comply with this comment in future filings by revising the presentation of our restricted cash on the face of the balance sheet.  Restricted cash will be reported on a separate line item from unrestricted cash and cash equivalents on the face of the balance sheet and any changes in amounts of restricted cash will be presented as a component within operating, investing or financing activities of the cash flow statement, as applicable, and distinguishing between continuing or discontinued operations. Please note that we recently complied with this comment in our filing of the Quarterly Report on Form 10-Q for the period ended June 30, 2007, filed on August 9, 2007.  For the Staff’s information, applying this revised presentation to the cash flow statement for each of the three years in the period ending December 31, 2006, is as follows (amounts in thousands):

2006	As Reported	As Adjusted	Effect
Net cash provided by (used in) continuing operations	$99,265	$99,543	$278
Net cash used in discontinued operations	(4,916)	(4,352)	564
Net cash provided by (used in) operating activities	$94,349	$95,191	$842

Increase (decrease) in cash and cash equivalents	$(113,913)	$(113,071)	$842
Cash and cash equivalent at beginning of year	132,184	130,901	(1,283)
Cash and cash equivalents end of year	18,271	17,830	(441)
Less restricted cash from continuing operations	-	-	-
Less restricted cash from discontinuing operations	(441)	-	441
Unrestricted cash and cash equivalents at end of year	$17,830	$17,830	$-

2005	As Reported	As Adjusted	Effect
Net cash provided by (used in) continuing operations	$74,796	$78,244	$3,448
Net cash used in discontinued operations	(4,681)	(4,706)	(25)
Net cash provided by (used in) operating activities	$70,115	$73,538	$3,423

Increase (decrease) in cash and cash equivalents	$(71,831)	$(68,408)	$3,423
Cash and cash equivalent at beginning of year	204,015	199,309	(4,706)
Cash and cash equivalents end of year	132,184	130,901	(1,283)
Less restricted cash from continuing operations	(278)	-	278
Less restricted cash from discontinuing operations	(1,005)	-	1,005
Unrestricted cash and cash equivalents at end of year	$130,901	$130,901	$-

Securities Exchange Commission
August 15, 2007

2004	As Reported	As Adjusted	Effect
Net cash provided by (used in) continuing operations	$(29,676)	$(33,402)	$(3,726)
Net cash used in discontinued operations	(5,459)	(5,478)	(19)
Net cash provided by (used in) operating activities	$(35,135)	$(38,880)	$(3,745)

Increase (decrease) in cash and cash equivalents	$102,116	$98,371	$(3,745)
Cash and cash equivalent at beginning of year	101,899	100,938	(961)
Cash and cash equivalents end of year	204,015	199,309	(4,706)
Less restricted cash from continuing operations	(3,726)	-	3,726
Less restricted cash from discontinuing operations	(980)	-	980
Unrestricted cash and cash equivalents at end of year	$199,309	$199,309	$-

The above changes result from reclassifying the changes in the restricted cash amounts previously reflected separately at the bottom of the cash flow statement. Management has assessed both the quantitative and qualitative impacts of this revised presentation and has concluded that these changes do not have a material effect on the respective years presented based on these changes not affecting earnings, overall operating cash flow trends, any bonus plan determinations or compliance with debt covenants. In addition, management does not believe these changes would have any impact on analysts’ expectations or public perception of McMoRan’s financial results.

Note 1. Summary of Significant Accounting Policies, page 71

Major Customers, page 75

Comment 4:   Please disclose revenues from transactions with a single external customer which amount to 10 percent or more of your total revenues and include the total amount of revenues from each such customer.  Refer to paragraph 39 of SFAS 131.

Response 4:   McMoRan will comply with this comment in our 2007 Form 10-K by revising our disclosures regarding major customers to specify sales to each external customer that equal or exceed 10 percent of total revenues.  Please note that this disclosure in our 2007 Form 10-K will consider sales of production to external customers from the acquired Newfield properties on a prospective basis.  Our revised disclosure would be as follows:

Securities Exchange Commission
August 15, 2007

Sales of McMoRan’s oil and natural gas production to individual customers representing 10 percent or more of its total consolidated oil and gas revenues in each of the three years ended December 31, 2007, is as follows:

Company	2007	2006	2005
A		26%	27%
B		25%	<10%
C		20%	14%
D		16%	<10%
E		-	27%
F		-	15%

All of McMoRan’s customers are located in the United States.  McMoRan does not believe the loss of any of these purchasers would have a material adverse affect on its operations because alternative purchasers are available.

Comment 5:   We note that total comprehensive loss for the year ended December 31, 2006 includes a $1.273 million loss adjustment to apply SFAS 158. However, an adjustment to recognize the funded status of a pension and other postretirement benefit plan upon adoption of the recognition provisions of SFAS 158 should be presented as an adjustment to the ending balance of accumulated other comprehensive loss. Refer to paragraph 16a and Example 1 of Appendix A of SFAS 158.

Response 5:   We will comply with this comment by revising our 2007 Form 10-K to present the loss adjustment resulting from the adoption of  Statement of Financial Accounting Standards No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” as an adjustment to the ending balance of accumulated other comprehensive loss rather than being recognized as a component of other comprehensive loss for the year ended December 31, 2006. We acknowledged this misapplication of the transition provisions of SFAS 158 in our Quarterly Report on Form 10-Q for the period ended June 30, 2007, and indicated that we would revise the presentation in our future annual filings (see below excerpt from that report):

In applying the transition provisions of SFAS 158, McMoRan determined the adjustment to initially apply SFAS 158 was incorrectly included in total comprehensive loss for the year ended December 31, 2006. This presentation will be corrected in McMoRan’s future annual financial statement filings.
_________________________

McMoRan represents to the Commission and its Staff that McMoRan is responsible for the adequacy and accuracy of the disclosure in its filings.  McMoRan further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.  In addition, McMoRan will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities Exchange Commission
August 15, 2007

Thank you for your assistance with these matters.  If you have any questions or comments, please call me at your earliest convenience at (504) 582-1812.

Sincerely,

                                                                                                          ______________________
Nancy D. Parmelee
Senior Vice President,
Chief Financial Officer & Secretary

cc:           Douglas N. Currault II
Kathleen L. Quirk
C. Donald Whitmire, Jr.